December 23, 2013

Securities and Exchange Commission

VIA EDGAR

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20548

Attn:  Division of Accounting, Mr. Jeff Long

Re:

Tanaka Funds, Inc., File Nos. 811-08683 and 333-47207, Sarbanes-Oxley Review of Financial statements and Related items.

Dear Mr. Long:

On behalf of the Tanaka Funds, Inc. (the “Company”), we are filing this letter to respond to comments provided to the Company as a result of your review of the Company's financial statements, dated November 30, 2012, and related matters.

1.

You noted that Note 9, Subsequent events, contained a disussion of a one time legal recovery received by the Company, but there was no footnote in the Financial Highlights Section and no clear discussion of the impact to the Fund's performance.  You requested that those oversights be corrected in the Company' November 30, 2013 Annual Report.  Your requested additional disclosures have been made.

2.

You noted that the Item 4 of Form N-CRS did not contain appropriate disclosures relating to fees charged for tax preparation and requested that those oversights be corrected in the Company's November 30, 2013 Annual Report.  Your requested disclosures have been made.

3.

You noted that the Company's 2013 Fidelity Bond had not been filed.  The Bond has been filed.

On behalf of the Company, Graham Tanaka, President of the Company, acknowledges the comments provided herein and responded to by the Company does not foreclose the Commission from taking any action with respect to any filing.  The Company thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in any filing.  Moreover, the Company will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  David D. Jones, Esq.

DAVID D. JONES, ESQ.